UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                         TRIANGLE PHARMACEUTICALS, INC.
                -----------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                    ----------------------------------------
                         (Title of Class of Securities)

                                    89589H104
                           --------------------------
                                 (CUSIP Number)

                                  March 6, 1998
                     --------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         Continued on following page(s)
                               Page 1 of 22 Pages
                             Exhibit Index: Page 17

                                  SCHEDULE 13G

CUSIP No. 89589H104                                           Page 2 of 22 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                1,000,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 1,000,000
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,000,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.00%

12       Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 89589H104                                           Page 3 of 22 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                1,000,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 1,000,000
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,000,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.00%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 89589H104                                           Page 4 of 22 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                1,000,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 1,000,000
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,000,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.00%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 89589H104                                           Page 5 of 22 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                1,989,500
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 1,989,500
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,989,500

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    9.95%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 89589H104                                           Page 6 of 22 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                1,989,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 0
    With
                           8        Shared Dispositive Power
                                          1,989,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,989,500

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    9.95%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 89589H104                                           Page 7 of 22 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                800,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                1,989,500
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 800,000
    With
                           8        Shared Dispositive Power
                                          1,989,500

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,789,500

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    13.95%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 89589H104                                           Page 8 of 22 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Duquesne Capital Management, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  PENNSYLVANIA

                           5        Sole Voting Power
 Number of                               800,000
   Shares
Beneficially               6        Shared Voting Power
  Owned By                               0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                800,000
    With
                           8        Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            800,000

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    4.00%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 22 Pages


Item 1(a)           Name of Issuer:

                    Triangle Pharmaceuticals, Inc. (the "Issuer").

Item 1(b)           Address of the Issuer's Principal Executive Offices:

                    4 University Place, 4611 University Drive, Durham, North Carolina, 27707.

Item 2(a)           Name of Person Filing:

                    This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                    i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

                    ii) QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI");

                    iii) QIH  Management,  Inc.,  a Delaware  corporation  ("QIH
                         Management");

                    iv) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC");

                    v)   Mr. George Soros ("Mr. Soros");

                    vi)  Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"); and

                    vii) Duquesne  Capital  Management,  L.L.C.,  a Pennsylvania
                         limited liability company ("Duquesne LLC").

                    This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar Partners"), QIP, and the Duquesne LLC Clients (as defined herein).

                    SFM LLC, a Delaware limited liability company, serves as principal investment manager to Quantum Partners and Quasar Partners, and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of Quantum Partners and Quasar
Partners. QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, the sole general partner of QIHMI and the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a member of the management committee of SFM LLC. Mr. Druckenmiller also owns a 75% interest in, and is the sole managing member of, Duquesne LLC, an investment advisory firm that serves as a discretionary investment advisor to a limited number of institutional clients (the "Duquesne Clients").

                                                             Page 10 of 22 Pages


Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106. The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The address of the principal business office of Duquesne LLC is 2579 Washington Road, Suite 322, Pittsburgh, Pennsylvania 15241-2591.

Item 2(c)           Citizenship:

                    i) QIP is a Cayman Islands exempted limited duration company;

                    ii)  QIHMI is a Delaware limited partnership;

                    iii) QIH Management is a Delaware corporation;

                    iv)  SFM LLC is a Delaware limited liability company;

                    v)   Mr. Soros is a United States citizen;

                    vi)  Mr. Druckenmiller is a United States citizen; and

                    vii) Duquesne  LLC  is  a  Pennsylvania   limited  liability
                         company.

Item 2(d)           Title of Class of Securities:

                         Common Stock, $0.001 par value (the "Shares").

Item 2(e)           CUSIP Number:

                         89589H104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         This Item 3 is not applicable.

Item 4.             Ownership:

Item 4(a)           Amount Beneficially Owned:

                         As of March 5, 1998 each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                         i) Each of QIP, QIHMI and QIH Management may be deemed the beneficial owner of the 1,000,000 Shares held for the account of QIP.

                         (ii) Each of SFM LLC and Mr.  Soros may be  deemed  the
                              beneficial owner of 1,989,500 Shares.  This number

                                                             Page 11 of 22 Pages

                              includes (A) 1,000,000 Shares held for the account of QIP, (B) 964,500 Shares held for the account of Quantum Partners and (C) 25,000 Shares held for the account of Quasar Partners.

                         (iii) Mr. Druckenmiller  may be deemed  the  beneficial
                              owner of 2,789,500 Shares. This number consists of
                              (A) 1,000,000  Shares held for the account of QIP,
                              (B) 964,500 Shares held for the account of Quantum Partners, (C) 25,000 Shares held for the account of Quasar Partners and (D) 800,000 Shares held for the accounts of the Duquesne LLC Clients.

                         (iv) Duquesne LLC may be deemed the beneficial owner of
                              the 800,000 Shares held for the accounts of the Duquesne LLC Clients.


Item 4(b)           Percent of Class:

                         i) The number of Shares of which each of QIP, QIHMI and QIH may be deemed to be the beneficial owner constitutes approximately 5.00% of the total number of Shares outstanding.

                         ii) The number of Shares of which SFM LLC and Mr. Soros may be deemed to be the beneficial owner constitutes approximately 9.95% of the total number of Shares outstanding.

                         iii) The  number of  Shares of which Mr.  Druckenmiller
                              may be deemed to be the beneficial owner constitutes approximately 13.95% of the total number of Shares outstanding.

                         iv) The number of Shares of which Duquesne LLC may be deemed to be the beneficial owner constitutes approximately 4.00% of the total number of Shares outstanding.

Item 4(c)           Number of shares as to which such person has:

          QIP
          ---

          (i)  Sole power to vote or to direct the vote:               1,000,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 1,000,000

          (iv) Shared power to dispose or to direct the disposition of:        0

                                                             Page 12 of 22 Pages


          QIHMI
          -----

          (i)  Sole power to vote or to direct the vote:               1,000,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 1,000,000

          (iv) Shared power to dispose or to direct the disposition of:        0

          QIH
          ---

          (i)  Sole power to vote or to direct the vote:               1,000,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 1,000,000

          (iv) Shared power to dispose or to direct the disposition of:        0

          SFM LLC
          -------

          (i)  Sole power to vote or to direct the vote:               1,989,500

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 1,989,500

          (iv) Shared power to dispose or to direct the disposition of:        0

          Mr. Soros
          ---------

          (i)  Sole power to vote or to direct the vote:                       0

          (ii) Shared power to vote or to direct the vote:             1,989,500

          (iii) Sole power to dispose or to direct the disposition of:         0

          (iv) Shared power to dispose or to direct the disposition of:1,989,500

          Mr. Druckenmiller
          -----------------

          (i)  Sole power to vote or to direct the vote:                 800,000

          (ii) Shared power to vote or to direct the vote:             1,989,500

          (iii) Sole power to dispose or to direct the disposition of:   800,000

                                                             Page 13 of 22 Pages



          (iv) Shared  power  to  dispose  or  to  direct  the  disposition  of:
                                                                       1,989,500

          Duquesne LLC
          ------------

          (i)  Sole power to vote or to direct the vote:                 800,000

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   800,000

          (iv) Shared power to dispose or to direct the disposition of:        0

Item 5.             Ownership of Five Percent or Less of a Class:

                         This Item 5 is not applicable.

Item 6.             Ownership  of More than Five  Percent  on Behalf of  Another
                    Person:

                    (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                    (ii) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

                    (iii) The partners of Quasar Partners, including Quasar International Fund N.V., a Netherlands Antilles corporation, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by Quasar Partners in accordance with their partnership interests in Quasar Partners.

                    (iv) The Duquesne LLC Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for their account.

                    Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners, Quasar Partners and the Duquesne Clients. Each of SFM LLC and Mr. Soros expressly disclaim beneficial ownership of any Shares held directly for the accounts of the Duquesne Clients. Duquesne LLC expressly disclaims beneficial ownership of any Shares held for the accounts of QIP, Quantum Partners and Quasar Partners.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                         This Item 7 is not applicable.

                                                             Page 14 of 22 Pages


Item 8.             Identification and Classification of Members of the Group:

                         This Item 8 is not applicable.

Item 9.             Notice of Dissolution of Group:

                         This Item 9 is not applicable.

Item 10.            Certification:

                    By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 15 of 22 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 6, 1998                    QUANTUM INDUSTRIAL PARTNERS LDC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  March 6, 1998                    QIH MANAGEMENT INVESTOR, L.P.

                                        By:  QIH Management, Inc.,
                                             its General Partner

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Vice President


Date:  March 6, 1998                    QIH MANAGEMENT, INC.

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Vice President



Date:  March 6, 1998                    SOROS FUND MANAGEMENT LLC

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel


Date:  March 6, 1998                    GEORGE SOROS

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 16 of 22 Pages


Date:  March 6, 1998                    STANLEY F. DRUCKENMILLER

                                        By:  /S/ MICHAEL C. NEUS
                                             ----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  March 6, 1998                    DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                        By:  /S/ GERALD KERNER
                                             ----------------------------------
                                             Gerald Kerner
                                             Managing Director

                                                             Page 17 of 22 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr.  George Soros in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus....................................          18

B.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren and Mr. Michael C. Neus.........................          19

C.        Power of Attorney  dated May 23, 1996 granted by QIP in
          favor of Mr.  Gary  Gladstein,  Mr. Sean Warren and Mr.
          Michael Neus...........................................          20

D.        Joint Filing Agreement dated March 6, 1998 by and among
          QIP,  QIHMI,  QIH Management,  SFM LLC, Mr. Soros,  Mr.
          Druckenmiller and Duquesne LLC.........................          21